Confidential Treatment Requested by The L.S. Starrett Company

June 16, 2014

CERTAIN INFORMATION IN THIS LETTER IS OMITTED AND FILED SEPARATELY WITH THE SECURITIES AND EXCHANGE COMMISSION. CONFIDENTIAL TREATMENT PURSUANT TO 17 C.F.R. § 200.83 HAS BEEN REQUESTED BY THE L.S. STARRETT COMPANY WITH RESPECT TO THE OMITTED PORTIONS. OMITTED INFORMATION HAS BEEN REPLACED BY [***].

VIA EDGAR

Mr. Terence O’Brien

Accounting Branch Chief

U. S. Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549

RE: The L.S. Starrett Company

Form 10-K for the Year Ended June 30, 2013

Filed September 5, 2013

Form 10-Q for the Period Ended December 31, 2013

Filed January 30, 2014

Definitive Proxy Statement on Schedule 14A

Filed September 5, 2013

Response dated February 11, 2014

Response dated March 7, 2014

Response dated March 27, 2014

Response dated April 22, 2014

File No. 1-367

Dear Mr. O’Brien:

The L. S. Starrett Company (the “Company”) reviewed your comment letter dated May 16, 2014 and has provided detailed responses to each of your specific comments.

Form 10-K for the Year Ended June 30, 2013

Management’s Discussion and Anal ysis Results of Operations, page 11

PRECISION TOOLS • GAGES • SAW BLADES • HAND TOOLS • CUSTOM MEASURING SOLUTIONS • OPTICAL AND VISION MEASURING SYSTEMS • TEST AND MEASUREMENT EQUIPMENT	The L.S. Starrett Company 121 Crescent Street Athol, MA 01331-1915 - USA Tel.: 978 249-3551 / Fax: 978 249-8495 www.starrett.com

1.

We note your response to comment 2 of our letter dated April 8, 2014. Item 303(a)(3)(iii) of Regulation S-K requires you to disclose the extent to which material increases in net sales are attributable to increases in prices, increases in the volume or amount of goods or services being sold, or to the introduction of new products or services. In this regard, please confirm that you will make a reasonable estimate of the impact of each of these factors and correspondingly disclose in all future filings. Please read your March 27, 2008, letter to us confirming your ability and intent to comply with the rule. Otherwise, please explain to us the specific reasons you are unable to comply with this rule and how you considered the inability to reliably quantify product volume in your evaluation of disclosure controls and procedures and internal control over financial reporting. A risk factor disclosure may be appropriate given the revenue recognition and inventory accounting implications.

Response

The Company respectfully advises the Staff that the Company does not have the data for precise and comprehensive quantification of the effects of volume versus price and mix components of revenue change, however the Company can make a reasonable estimate of the impact of each of these primary drivers. In future filings the Company will expand this section of the MD&A to the extent to which material increases in net sales are attributable to increases in prices, increases in volume or to the introduction of new products or services, by providing a more extensive narrative discussion estimating the changes in revenue due to volume, price and any significant new product introductions.

2.

Page 11 of your 10-K references the adverse 2013 impact of “higher unabsorbed fixed manufacturing costs” and “inventory production inefficiencies.” In all future filings, please disclose your manufacturing plant capacity and utilization for each period presented pursuant to Section 501.12.b.1 of the Financial Reporting Codification. Further, if any specific plant is materially underutilized then the corresponding implications on gross margins and impairment risk should also be disclosed.

Response

As noted in the Critical Accounting Policies section of its 10-K filing, the Company continually reviews for possible impairment and believes that long-lived assets, including property, plant and equipment are being carried at their appropriate values. No plant is currently underutilized to the point of being unprofitable.

The “higher under-absorbed fixed manufacturing costs” was the result of reduced production volume without a comparable reduction in fixed cost. The “inventory production inefficiencies” were the result of reduced production lot sizes without a comparable reduction in machine set-up time. Both unfavorable cost issues were the result of a temporary reduction in customer demand and related revenue.

The statements referenced in this comment were based on information indicating the effects of increases and decreases in utilization. For example, most of the Company’s manufacturing facilities operate on a one shift basis. Overtime is introduced to supplement production based upon customer orders and inventory levels. Our fixed overhead is based upon a one shift production schedule and is therefore impacted by shifts in customer demand. Generally speaking, our demand can increase or decrease by 10% to 20% and therefore does not warrant a second shift but can favorably or unfavorably impact our contribution to fixed overhead in the short-run.

Management does not use plant capacity and utilization as a factor for monitoring the profitability of the business. Management uses sales as key driver of business activity by plant and regularly analyzes production schedules, inventory levels and customer order fulfillment ratios as key measures of plant performance. In future filings the Company will provide additional disclosure of key variables and other factors used to manage the business where it is considered that they would be material to investors and therefore required.

Financial Statements

Notes to the Financial Statements

Note 3. Acquisition and Investment, page 26

3.

We note your response to comment 4 of our letter dated April 8, 2014. The equity investment exceeded the 10% income test in 2013 yet you did not provide audited summarized financial information as required by Article 4-08(g) of Regulation S-X. Regarding your materiality assessment, please note that you apparently also exceeded the 10% test using the income averaging method required by Note 2 to Article 1-02(w) of Regulation S-X. In future filings, please comply with the rule or request a waiver from the Division of Corporation Finance’s Office of Chief Accountant.

Response

In future filings the company will either comply with the rule or request a waiver from the Division of Corporation Finance’s Office of Chief Accountant.

Note 11. Income Taxes, page 31

4.

We note your response to comment 1 of our letter dated April 8, 2014. The $880,000 “Tax rate change applied to deferred tax balances” represents approximately 92% of your 2013 income tax expense and 543% of your net earnings (loss) for the year. $782,000 of this amount is the result of changes in your estimated effective state tax rates. Please provide us with a detailed explanation of how you arrived at this $782,000 amount. Provide a quantified explanation of the specific changes that were made in your apportionment estimates, the specific states for which you changed your estimates, the corresponding tax rates, and what led to the changes in your apportionment estimates. For example, discuss if there was or will be a significant shift in your operations from one state to another state and whether there is a corresponding potential for material impairment or restructuring charges. In this regard, there do not appear to be any disclosures indicating that there has been a significant change in the locations of your operations. Your response also indicates that the apportionment in one year cannot be expected to be the same in prior or subsequent years; however, your disclosures on page 31 and in prior filings indicate that 2013 was the only year materially impacted by such changes in state tax apportionment. Further, your response references “small reductions in the applicable tax rate” but the statutory tax rate reconciliation includes a $26K positive adjustment, which suggests that state tax rates actually increased in 2013.

Please advise.

Response

The Company forecasts the effective state tax rate for the purposes of calculating the deferred tax asset related to operations in the U.S. The tax rate calculation is based on forecasted income to be earned by the parent company and the subsidiaries operating in the U.S. in future years. The Company calculates the effective state tax rate for the expected years that the temporary differences will reverse based on the relative income expected to be earned by each of the U.S. entities and the apportionment of each entity’s income to each state multiplied by the state tax rate enacted. Based on the periodic review of this forecast, the Company calculated that the effective state tax rate forecast decreased in Fiscal 2013 from 5.1% to 3.8% - a decrease of 1.3 percentage points. When this change in rate is multiplied by the gross temporary differences in the U.S. of $60.2 million, the resulting change is a decrease in the deferred tax asset of $782,000.

Please see the following template, used in fiscal 2012 and fiscal 2013 together with the U.S. federal tax rate of 34%, to forecast the Company’s effective tax rate for purposes of determining deferred tax assets:

State Effective Tax Rate Calculations
Fiscal Year 2013[1]
State
	Combined	Separate	Apportion	Taxable	State	State
State	Domestic	Return	%	Income	Rate	Provision	Assumptions:
1. Income is split as follows:
Arizona	[***]		[***]%	[***]	[***]%	[***]	LSS	[***]%
California	[***]		[***]%	[***]	[***]%	[***]	Tru-Stone	[***]%
Colorado	[***]		[***]%	[***]	[***]%	[***]	Kinnemetric	[***]%
Georgia (Starrett)		[***]	[***]%	[***]	[***]%	[***]	Bytewise	[***]%
Georgia (Bytewise)		[***]	[***]%	[***]	[***]%	[***]	Evans	[***]%
Florida (Bytewise)		[***]	[***]%	[***]	[***]%	[***]
Illinois	[***]		[***]%	[***]	[***]%	[***]
Massachusetts	[***]		[***]%	[***]	[***]%	[***]	2. Apportionment is based on
Michigan	[***]		[***]%	[***]	[***]%	[***]	Fiscal 2012 apportionment %
Minnesota	[***]		[***]%	[***]	[***]%	[***]	Note that Bytewise in GA
New Jersey (Evans)		[***]	[***]%	[***]	[***]%	[***]	changed significantly
New Jersey (Starrett)		[***]	1.49%	[***]	[***]%	[***]
North Carolina (Starrett)		[***]	14.97%	[***]	[***]%	[***]
North Carolina (Evans)		[***]	0.26%	[***]	[***]%	[***]
Ohio-Rita		[***]	4.01%	[***]	[***]%	[***]
Pennsylvania (Starrett)		[***]	12.70%	[***]	[***]%	[***]
South Carolina (Evans)		[***]	100.00%	[***]	[***]%	[***]

Totals				[***]		[***]
	Income subject to tax			[***]%
	State Effective Tax Rate					[***]%
	State effective tax rate (after federal benefit)					[***]%

_____________________________

1 RULE 83 CONFIDENTIAL TREATMENT REQUEST MADE BY THE L.S. STARRETT COMPANY; REQUEST NUMBER 01

Fiscal 2012 State Effective Tax Rate[2]
State
	Combined	Separate	Apportion	Taxable	State	State
State	Domestic	Return	%	Income	Rate	Provision	Assumptions
1. Income is split as follows:
Arizona	[***]		[***]%	[***]	[***]%	[***]	LSS	[***]%
California	[***]		[***]%	[***]	[***]%	[***]	Tru-Stone	[***]%
Colorado	[***]		[***]%	[***]	[***]%	[***]	Kinnemetric	[***]%
Georgia (Starrett)		[***]	[***]%	[***]	[***]%	[***]	Bytewise	[***]%
Georgia (Bytewise)		[***]	[***]%	[***]	[***]%	[***]	Evans	[***]%
Illinois	[***]		[***]%	[***]	[***]%	[***]
Massachusetts	[***]		[***]%	[***]	[***]%	[***]
Michigan	[***]		[***]%	[***]	[***]%	[***]	2. Apportionment is based on
Minnesota	[***]		[***]%	[***]	[***]%	[***]	Fiscal 2011 apportionment %
New Jersey (Evans)		[***]	[***]%	[***]	[***]%	[***]
New Jersey (Starrett)		[***]	[***]%	[***]	[***]%	[***]	3. The loss in Evans was excluded from the effective
North Carolina (Starrett)		[***]	[***]%	[***]	[***]%	[***]	Calculation since it was expected that there was no
North Carolina (Evans)		[***]	[***]%	[***]	[***]%	[***]	future benefit in Evans
Ohio-Rita		[***]	[***]%	[***]	[***]%	[***]
Pennsylvania (Starrett)		[***]	[***]%	[***]	[***]%	[***]
South Carolina (Evans)		-	[***]%	[***]	[***]%	[***]

Totals				[***]		[***]
	Income subject to tax			[***]%
	State Effective Tax Rate					[***]%
	State effective tax rate (after federal benefit)					[***]%

_____________________________

2  RULE 83 CONFIDENTIAL TREATMENT REQUEST MADE BY THE L.S. STARRETT COMPANY; REQUEST NUMBER 02

The template considers estimated apportionment factors, enacted state tax rates, and proportional income estimates for each subsidiary. The primary changes between the forecasts at the end of each year can be summarized as follows:

1.

The total forecasted income of the U.S. entities and the proportion of income forecasted for each entity changed primarily due to improving forecasts of income earned by the parent company. The improvement was driven by an expected reduction of costs due to cost saving improvements approved in fiscal 2013 and forecasted improvements in revenue.

2.

There is a reduction in overall apportionment of income subject to state taxation and a corresponding reduction in state tax expense related to a subsidiary in the state of Georgia. When Starrett Bytewise was purchased in fiscal 2012, it’s income had historically been 100% taxable in the state of Georgia. Once Starrett Bytewise was fully integrated into the Company’s state tax footprint, the Company was able to reduce apportionment by creating and increasing nexus with additional states. Without significantly changing the operations of our subsidiaries, we followed the specific state tax rules in Georgia to exclude sales to out of state customers from Georgia’s apportionment calculation. (Note that Georgia does not impose a “throwback” rule; thus, companies operating in Georgia do not include sales to customers in states where the entity is not subject to tax in its calculation of profit apportioned to Georgia.) As a result, while maintaining our historical method of estimating the state effective tax rate, we experienced a reduction in our overall estimated blended effective state tax rate

The Company is not forecasting any significant shift in operations from one state to another and thus, does not expect any material impairment or restructuring charges.

Note 16. Operating Data, page 41

5.

Please provide the disclosures required by ASC 280-10-50-40 regarding your products. In this regard, your website clearly identifies your 2 product categories as “Precision tools, gauges and instruments” and “Saw and Hand Tools”, consistent with page 4 of your 10-K.

Response

In response to the comment we have re-read ASC 280-10-50-40 and considered it within the overall context of ASC 280 as a whole. We have researched reporting practices of competitors. We have considered the comment’s references to text in our 10-K and our website and finally, we have held a telephone conference with a member of the Staff to discuss the issues involved.

After this careful research and consideration we believe that we only have one product group, “tools” and that we are therefore currently in compliance with ASC 280-10-50-40.

Our website is designed to facilitate navigation by customers through a broad range of products. However we do not believe this constitutes separate product groups as defined by the guidance. Furthermore, it does not reflect measures or categories of revenue used to manage the business by the CEO and the Board of Directors. The same points apply to Page 4 of our 10-K which provides a logical discussion of our tool products.. The Company markets and manages its products under one brand, primarily to industrial distributors, both domestically and internationally.

Our competitors, for the most part, are either privately held, foreign owned, or are large public companies that do not disclose the level of detail in product revenue by category proposed by the comment. Our internal research identified large publicly traded competitors that group very broad product ranges, including saws, as “tools”, consistent with our reporting.

The Company confirms the following:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing; and
•	The Company may not assert staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

Sincerely, THE L. S. STARRETT COMPANY /s/ Francis J. O’Brien Francis J. O’Brien Treasurer and Chief Financial Officer

cc:  D. Lewandoski: Grant Thornton LLP
       T. Danielski: Ropes & Gray LLP